Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 12, 2014 to

Prospectus dated August 31, 2012

Registration No. 333-183686 and 333-183686-01

Aon plc

TERM SHEET

$350,000,000 3.500% SENIOR NOTES DUE 2024

Issuer:	Aon plc

Securities:	3.500% Senior Notes due 2024

Guarantor	Aon Corporation

Legal Format:	SEC Registered

Amount:	$350,000,000

Ranking:	Senior Unsecured

Expected Ratings(1):	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Trade Date:	August 12, 2014

Settlement Date (T+5):	August 19, 2014

Maturity Date:	June 14, 2024

Reference Treasury:	2.500% due May 15, 2024

Reference Treasury Yield and Price:	2.442% or 100-16

Reoffer Spread to Treasury:	+115 bps

Reoffer Yield:	3.592%

Coupon:	3.500%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:	Semi-annually in arrears on June 14 and December 14, beginning on December 14, 2014

Price to Public:	99.239% plus accrued interest of $2,756,250 from May 28, 2014 to, but excluding the Settlement Date

Proceeds to Issuer (before expenses and excludes accrued interest payable):	$345,411,500

CUSIP / ISIN:	00185A AF1 / US00185AAF12

Fungibility:

The Additional Notes will be consolidated, form a single series and be fully fungible with the $250,000,000 aggregate principal amount of the outstanding 3.500% Senior Notes due 2024. After giving effect to the issuance of the Additional Notes, there will be $600,000,000 aggregate principal amount of 3.500% Senior Notes due 2024 outstanding.

Optional Redemption:

We may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes being redeemed and a make whole using a discount rate of the Reference Treasury plus 15 basis points.

On or after March 14, 2024, we may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes being redeemed.

In the event of certain changes in respect of taxes applicable to the Notes or the Guarantee of the Notes, we may redeem the Notes in whole at any time at a redemption price equal to 100% of the principal amount of the Notes being redeemed.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Aon Benfield Securities, Inc. BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Conflicts:

Aon Benfield Securities, Inc. is an indirect wholly owned subsidiary of Aon plc. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Institution Regulatory Authority (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526 and Wells Fargo Securities, LLC toll free at 1-800-326-5897.